UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 5, 2021
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On May 5, 2021, Exodus Movement, Inc. (the “Company”) closed its offering of Class A common stock pursuant to Regulation A, as described in its offering statement on Form 1-A (the “Offering Statement”) which was qualified by the Securities and Exchange Commission (“SEC”) on April 8, 2021 (the “Offering”).

In connection with the Offering, the Company issued and sold 1,914,661 shares of Class A common stock and the selling stockholders named in the Offering Statement sold 818,568 shares of Class A common stock, each at a price per share of $27.42, generating gross proceeds to the Company and such selling stockholders of $52.5 million and $22.4 million, respectively. Purchasers of Class A common stock in the Offering included:

•
a purchaser which purchased 1,823,486 shares of Class A common stock in the Offering, representing 66.7% of the Company’s outstanding Class A common stock and less than one percent of the Company’s total outstanding voting power after giving effect to the Offering; and

•
a purchaser which purchased 364,698 shares of Class A common stock in the Offering, representing 13.3% of the Company’s outstanding Class A common stock and less than one percent of the Company’s total outstanding voting power after giving effect to the Offering.

On May 5, 2021, the Company issued a press release announcing the closing of the Offering, a copy of which is attached as Exhibit 99.1 to this Form 1-U.

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Exhibits

Exhibit Number	Description
99.1	Press release dated May 5, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Name:	Jon Paul Richardson
Title:	Chief Executive Officer

Date: May 6, 2021